Exhibit 99.1

Borqs Technologies Completed Cash Sale of Core Businesses

To Sasken Technologies of India

Hong Kong, April 14, 2025: Borqs Technologies, Inc. (U.S. OTC: BRQSF, “Borqs” or the “Company”) today announced that it has completed the sale of its core businesses to Sasken Technologies, Ltd. (India NSE: SASKEN, BSE: 532663, “Sasken”), a leading global product engineering and digital transformation services company based in India. Included in the sale were all of the Company’s embedded software design and customized hardware manufacturing of products for the Internet of Things (IoT) activities. Price for the sale totaled US$40 million, a portion will be reserved for employees, tax withholding and payments subject to an earnout arrangement linked to performance in the year 2025.

Along with customers’ contracts, technology licenses, IP, transferring of the employment agreements of key personnel and assets required for the Company’s operations, certain subsidiaries of the Company crucial for servicing the customers are included in the sale.

The acquisition will enable Sasken to support customers in designing, developing, and commercializing connected devices from concept to market. It includes ideation, IP development, software and product realization, and hardware supply chain management. Working closely with chipset partners, Sasken will create a range of connected devices, including mobile phones, tablets, smartwatches, and various IoT products.

Pat Chan, CEO of Borqs, “As we mark a significant milestone in our journey, I am proud of the exceptional achievements of our team at Borqs since our founding in 2007. Over the years, we have established ourselves as a global leader in Android and IoT technologies, delivering innovative solutions that have empowered our clients worldwide. I am confident that Sasken Technologies Limited will leverage our expertise to drive even greater success for our customers, ensuring the continued growth and prosperity of our business.”

Borqs will use the cash received from the transaction in investment activities focusing on emerging opportunities in AI and capital-related ventures, participate in shaping the future of these industries and capitalizing on the latest trends in technology.

Commenting on the acquisition, Mr. Rajiv C. Mody, Chairperson, Managing Director & CEO, Sasken Technologies Limited, said: “This acquisition reflects our commitment to expanding our technological footprint and delivering advanced solutions to meet the evolving demands of our customers. By integrating Borqs’ capabilities, we will strengthen our portfolio, improve our competitiveness, and drive future growth in high-demand markets like Automotive, SatCom, Consumer, Industrial, IoT and 5G.”

Hareesh Ramana, one of the founders of Borqs Technologies Inc and Managing Director of Borqs India will join the Sasken leadership as part of this acquisition and lead the efforts to integrate Borqs capabilities into the Sasken repertoire.

Founded in 2007, Borqs, a publicly traded company, has built a strong reputation in end-to-end wireless product solutions for mobile telecommunications and IoT. The company has strategic alliances with industry leaders like Qualcomm and works with key mobile network operators and OEMs. With about 300 employees and a presence across continents, Borqs is well-positioned to capitalize on the growing demand for IoT and 5G technologies, leveraging its software platform to offer customizable wireless product solutions across various industries, including utilities, automotive, and smart cities.

For more information, visit:

https://www.sasken.com

https://www.borqs.com/

About Sasken:

Sasken is a specialist in Product Engineering and Digital Transformation providing concept-to-market, chip-to-cognition R&D services to global leaders in Semiconductor, Automotive, Industrials, Consumer Electronics, Enterprise Devices, SatCom, Telecom, and Transportation industries. For over 30 years and with multiple patents, Sasken has transformed the businesses of 100+ Fortune 500 companies, powering more than a billion devices through its services and IP. For more information, visit www.sasken.com

About Borqs Technologies, Inc.

Borqs Technologies is a global leader in software and products for the IoT, providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider leveraging its strategic chipset partner relationships as well as its broad software and IP portfolio. Borqs’ unique strengths include its Android and Android Wear Licenses which enabled the Company to develop a software IP library covering chipset software, Android enhancements, domain specific usage and system performance optimization, suitable for large and low volume customized products. The Company is also currently in the development of 5G products for phones and hotspots.

Investor relations contact:

E: IR@borqs.com

Disclaimer on Forward Looking Statements:

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements due to risks or uncertainties associated with our expectations. Words such as “expects”, “believes”, “anticipates”, “intends”, “estimates”, “predicts”, “seeks”, “may”, “might”, “plan”, “possible”, “should” and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements relate to future events or future results, based on currently available information and reflect our management’s current beliefs. Many factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking statements, including the possibility that the transactions as described herein between Borqs and Sasken may not end up with positive benefits or at all. The reader is advised to refer to both companies’ filings with their respective securities and exchange authorities for additional information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. Except as expressly required by applicable securities law and other regulatory requirements, the companies disclaim any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.